Filer:  Industrial Data Systems Corporation
                        Company Subject to Offering:  Petrocon Engineering, Inc.
                                             Commission File Number:   333-68288
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 425


                             Pursuant to Rule 425 of
                           The Securities Act of 1933



                       Industrial Data Systems Corporation
                       -----------------------------------
             (Exact name of registrant as specified in its charter)



             Nevada                        001-14217             88-0322261
--------------------------------------------------------------------------------
(State or other jurisdiction of        (Commission File        (IRS Employer
         incorporation)                     Number)          Identification No.)

         600 Century Plaza Drive Building 140 Houston, Texas 77073-6013
         (Address of principal executive offices)            (Zip Code)


Registrant's telephone number, including area code:             (281) 821-7200
                                                                --------------


          (Former name or former address, if changed from last report)

Included below are press releases of Industrial Data Systems Corporations that relate to a proposed business combination with Petrocon Engineering, Inc.

     1.   Press Release - April 3, 2001
          -----------------------------

               IDS AGREES TO MERGE WITH PETROCON ENGINEERING, INC.

(Houston, April 3, 2001) -- Industrial Data Systems Corporation (AMEX: IDS) and Petrocon Engineering, Inc. ("Petrocon") today announced that they have signed a Letter of Intent relating to their proposed merger. Petrocon is a privately-held, full service, international engineering and control systems firm with approximately 800 employees and 2000 revenues of $68 million. IDS is a service provider and specialty manufacturer, which through its largest subsidiary, provides engineering and control system services for pipeline and production facilities. Based in Houston, Texas, IDS has approximately 175 employees and 2000 revenues of $17 million.

The transaction will be effected as a stock for stock merger and is subject to the approval of the Board of Directors and stockholders of both companies and to customary closing conditions. IDS will issue 9.8 million shares of its Common Stock in return for 100% of Petrocon stock. The stock to be issued to Petrocon shareholders will represent approximately 43.0% of the 22.8 million shares that will be outstanding after closing. The combined companies are projected to have 2001 pro forma revenues of approximately $96 million, total assets of $37 million and stockholders' equity of $14 million. It is planned that Mike Burrow, CEO of Petrocon, will serve in the same capacity for IDS and that William A. Coskey, founder, current CEO and President of IDS, will serve as President of the combined companies.

There are many strategic reasons for the proposed combination. IDS believes that the merger with Petrocon will provide it with: 1) a more extensive record of performing projects in the downstream segment of the oil and gas industry which includes refining, petrochemical and process related facilities; 2) an enhanced capability in the area of control systems and advanced control technology; and
3) a well recognized field inspection services, plant maintenance and construction management operation. There is very little overlap in the two companies' client base or services provided. In addition, the combination provides for increased geographical coverage in the primary U.S. energy marketplaces of South Louisiana, Texas and Oklahoma, with continued access to all U.S. and international projects.

The letter of intent also provides that, in exchange for forgiveness of certain indebtedness, IDS' majority shareholder, Alliance 2000, Ltd., ("Alliance") will grant IDS the option to redeem 4,000,000 shares of IDS Common Stock. The option is not expected to be exercisable until mid-2003. William A. Coskey and Hulda L. Coskey are directors and officers of IDS and also serve as general partners of Alliance.

A significant Petrocon creditor is also a party to the Letter of Intent and has agreed to convert approximately $9 million of Petrocon debt into 2.5 million shares of newly issued IDS Series A Convertible Preferred Stock (convertible into approximately 1,050,000 shares of Common Stock), in addition to receiving cash, and a promissory note.

In a statement issued regarding the merger with Petrocon, William A. Coskey, Chairman and CEO of IDS, commented, "IDS is very excited about the opportunity presented by the proposed combination of our two companies. Together, we believe the company will have the size and breadth to fully service our combined client base. We expect to be a major force in the energy engineering marketplace with the potential for additional growth and increased earnings."

Also commenting on the merger, Mike Burrow, Chairman, President and CEO of Petrocon stated, "From our many meetings with IDS, it is evident that we share the same "core values" and similar visions for our companies. We see the strategic advantages for shareholders, customers, and employees of combining our operations."

About Petrocon Engineering, Inc.

In business since 1973, Petrocon provides a broad range of services to the refining, chemical, petrochemical, exploration, production, co-generation, manufacturing, process control and advanced automation sectors. Petrocon subsidiaries include: Petrocon Construction Resources, Inc., which focuses on field inspection services, process plant operations and construction management; Petrocon Systems, Inc., which is a full service control systems integration and advanced automation technology company; Triangle Engineers and Constructors, Inc., which provides engineering, design and construction services to refining, chemical and petrochemical industries; and RPM Engineering, Inc./Barnard and Burk Industries, a full service multi-discipline engineering company located in Baton Rouge, Louisiana with more than a 50 year history of providing quality engineering services. Petrocon has offices in Houston and Beaumont, Texas and Baton Rouge and Lake Charles, Louisiana. Petrocon's CEO, Mike Burrow, has completed 18 acquisitions of engineering services companies during his career. Further information about the company is available at http://www.petrocon.com.

About Industrial Data Systems Corporation

Industrial Data Systems Corporation is a service provider and specialty manufacturer. IDS provides consulting services to the pipeline and process industries for development, management and turnkey execution of engineering projects. Manufactured products include conditioned power systems and HVAC equipment. Further information about the company is available at http://www.idscorporation.com.

Safe Harbor for Forward-Looking Statements

Except for the historical information contained herein, this news release contains forward-looking statements, including, without limitation, statements containing the words, "believes," "anticipates," "expects" and words of similar import, other statements about Industrial Data Systems Corporation and Petrocon Engineering, Inc.'s managements' future expectations, beliefs, goals, plans and prospects, and statements regarding the likelihood and timing of the closing of the merger, the expected benefits and synergies of the merger, the ability of the combined company to successfully provide products and services after the merger, and the future growth of the markets served by the companies. Such forward-looking statements have known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Industrial Data Systems Corporation, Petrocon Engineering, Inc, the combined company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: risks associated with difficulties in successfully integrating Industrial Data Systems Corporation and Petrocon Engineering, Inc.'s businesses and technologies; costs related to the merger; failure to obtain required director, stockholder or regulatory approvals of the merger; failure of the combined company to retain and hire key executives, technical personnel and other employees; difficulty of successfully managing a large organization; potential inability to maintain business relationships with clients and suppliers, rapid technological changes;
competition in the consulting engineering industry; consolidation and cost pressures in the industry, and other risk factors. Reference is hereby made to cautionary statements set forth in the Company's Form 10-KSB for the year ended December 31, 2000, Form 10- QSB for the quarters ended March 31, June 30, and September 30, 2000, current Forms 8-K, and other SEC filings. The forward-looking statements contained in this news release are made as of the date hereof and Industrial Data Systems Corporation and Petrocon Engineering, Inc. do not assume any obligation to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

Important Information Will Be Filed With the SEC

Industrial Data Systems Corporation plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and expects to file with the SEC and mail their stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and Proxy Statement/Prospectus will contain important information about Industrial Data Systems Corporation and Petrocon Engineering, Inc, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Industrial Data Systems Corporation through the web site maintained by the SEC at http://www.sec.gov. Furthermore, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from IDS by contacting IDS Investor Relations at 281 821-3200, extension 215.

Industrial Data Systems Corporation and Petrocon Engineering, Inc., and their respective directors, officers and certain members of their management and employees may be soliciting proxies from Industrial Data Systems Corporation or Petrocon Engineering, Inc.'s stockholders in connection with the transaction. A description of any interests that Industrial Data Systems Corporation and Petrocon Engineering, Inc.'s directors and executive officers have in the transaction and their security holdings will be available in the Registration Statement and the Proxy Statement/Prospectus.

     2.   Press Release - May 16, 2001
          ----------------------------

               IDS ANNOUNCES RECORD QUARTERLY REVENUE AND PROFIT

HOUSTON, May 16,  2001/PRNewswire/ -- Industrial Data Systems Corporation (Amex:
IDS) today announced record results for its first quarter ended March 31, 2001. A Form 10-QSB has been filed with the Securities and Exchange Commission reflecting these results.

The Company reports that for the first quarter of 2001, sales rose 75.5% to a record $6.0 million from $3.4 million in the comparable period of the previous year. Net after tax income for the first quarter increased 110.3% to a record $338 thousand, or 2.6 cents per share on a basic and diluted basis, compared with after tax income of $161 thousand, or 1.2 cents per share in the same period 2000.

"We are proud to report the best quarterly operating results in the Company's history," stated William A. Coskey, Chairman and CEO. "To achieve both solid profitability and significant growth is a great accomplishment for IDS. The demand for our services continues to be strong, being driven by the need to update and expand aging facilities in the energy industry."

Mr. Coskey added, "At present, we are well into the due diligence phase of our recently announced intent to merge with Petrocon Engineering, Inc. All of the strategic reasons for initiating this transaction, expressed in our April 3rd news release, are still in place and I remain optimistic about the opportunities that will be created by our proposed combination."

The following are selected summaries of the unaudited results of operations as reported for the periods shown:

                              Comparative Analysis
                              --------------------

                                         Three months ended   Three months ended
                                           March 31, 2001       March 31, 2000
                                         ------------------   ------------------

Net Sales                                    $  5,953,906         $  3,392,211

Net Income Before Tax                        $    536,719         $    232,045

Net Income After Tax                         $    338,219         $    160,791

Net Income Per Common Share
     (Basic and Diluted)                             .026                 .012


About Industrial Data Systems Corporation

Industrial Data Systems Corporation is a service provider and specialty manufacturer. IDS provides consulting services to the pipeline and process industries for development, management and turnkey execution of engineering projects. Manufactured products include conditioned power systems and HVAC equipment. Further information about the company is available at http://www.idscorporation.com.

Safe Harbor for Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the safe harbor provisions of the federal securities laws. They should be read in conjunction with the "Forward-Looking Statements Cautionary Factors" in IDS' Form 10-KSB, Part 1 that discusses important factors that could cause IDS' results to differ materially from those anticipated in such statements.

     3.   Press Release - June 11, 2001
          ----------------------------

                   IDS ANNOUNCES ANNUAL STOCKHOLDERS MEETING
               To Be Held June 28th at the Company's Headquarters

HOUSTON, June 11, 2001/PRNewswire/ -- Industrial Data Systems Corporation (AMEX:
IDS) today announced that its annual meeting of stockholders will be held Thursday, June 28, 2001 at 10:00 a.m. Central Time at the corporate offices in Houston, Texas, as noted in the Proxy Statement and Notice which have been filed with the Securities and Exchange Commission. The board of directors has fixed the close of business on May 31, 2001 as the record date and only the stockholders of record on that date are entitled to notice of and to vote at the annual meeting. Stockholders of record on that date have the opportunity to vote by proxy or at the meeting on two proposals, the election of the Company's directors and the appointment of the Company's independent auditors.

The Company may set an additional date for a Special Meeting of the Stockholders to be held during the third quarter 2001. If called, the special meeting will be held for the purpose of approving matters relating to a proposed merger with Petrocon Engineering, Inc., with whom the Company signed a non-binding letter of intent on April 3, 2001.

About Industrial Data Systems Corporation

Industrial Data Systems Corporation is a service provider and specialty manufacturer. IDS provides consulting services to the pipeline and process industries for development, management and turnkey execution of engineering projects. Manufactured products include conditioned power systems and HVAC equipment. Further information about the company is available at http://www.idscorporation.com.

Safe Harbor for Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the safe harbor provisions of the federal securities laws. They should be read in conjunction with the "Forward-Looking Statements Cautionary Factors" in IDS' Form 10-KSB, Part 1 that discusses important factors that could cause IDS' results to differ materially from those anticipated in such statements.


     4.   Press Release - July 2, 2001
          ----------------------------

                RESULTS FROM ANNUAL MEETING OF IDS STOCKHOLDERS
                   Update provided on proposed Petrocon merger

HOUSTON,  July 2, 2001/PRNewswire/ -- Industrial Data Systems Corporation (AMEX:
IDS) held its annual meeting of stockholders on Thursday, June 28, 2001. The five directors noted in the Proxy Statement were re-elected to terms expiring at the next annual meeting to be held in 2002 and the appointment of the Company's audit firm was ratified. Over ninety-nine percent of the outstanding voting stock was represented in person or by proxy at the meeting.

In his address to stockholders, William A. Coskey, President and CEO of IDS, provided highlights of recent accomplishments by each of the Company's subsidiaries, including: a record backlog at Thermal Corporation with six months of continuous profitability; a successful move of Constant Power Manufacturing into its new facilities and continued good financial results at IDS Engineering.

In the question and answer segment of the meeting, several questions were raised regarding progress on the proposed merger with Petrocon Engineering, Inc. ("PEI"). Mr. Coskey commented that:

     o the due diligence phase undertaken by all parties is substantially complete;

     o the parties are currently in the process of finalizing a definitive agreement but because of the number of parties involved and complexity of the transaction, progress has been slow. If completed, the transaction should close late in the 3rd quarter of 2001;

     o a majority vote of the non-affiliated, minority stockholders of IDS along with PEI shareholder approval would be required to authorize the merger;

     o as previously announced, it is expected that Michael L. Burrow would hold the position of CEO and William A. Coskey would assume the role of COO and President.

Mr. Coskey further explained that immediately following the signing of a definitive agreement the Company would distribute a press release regarding details of the transaction. Due to the number of non-accredited PEI shareholders, the Company will be required to file a Form S-4 Registration document with the SEC which will provide greater detail of the transaction and related parties. There will be a period of time for SEC review and comment on the Form S-4, and upon final approval, the matter would then come before the shareholders of each company for their approval.

     Questions regarding PEI, the privately-held merger candidate, were also addressed, including:

     o Share ownership is held by approximately 85 shareholders, none of which is a majority holder. According to the Letter of Intent, merger consideration includes the issuance of 9.8 million shares of IDS common stock to PEI shareholders and it is expected that a large percentage of these shares will be subject to a Lock-Up Agreement.

     o PEI primarily operates in the downstream segment (refining, petrochemical facilities) of the oil and gas business and may just be starting to see the turnaround already recognized in the upstream segment (pipeline, production facilities) in which IDS primarily operates.

     o Although IDS is the smaller of the companies in revenues, IDS is considered the financial acquirer in the transaction, and would become the Parent of PEI and its subsidiaries.

Additional information on PEI can be found at their corporate website, www.petrocon.com.

About Industrial Data Systems Corporation

Industrial Data Systems Corporation is a service provider and specialty manufacturer. IDS provides consulting services to the pipeline and process industries for development, management and turnkey execution of engineering projects. Manufactured products include conditioned power systems and HVAC equipment. Further information about the company and its subsidiaries is available at http://www.idscorporation.com.

About Petrocon Engineering, Inc.

In business since 1973, Petrocon provides a broad range of services to the refining, chemical, petrochemical, exploration, production, co-generation, manufacturing, process control and advanced automation sectors. Petrocon subsidiaries include: Petrocon Construction Resources, Inc., which focuses on field inspection services, process plant operations and construction management; Petrocon Systems, Inc., which is a full service control systems integration and advanced automation technology company; Triangle Engineers and Constructors, Inc., which provides engineering, design and construction services to refining, chemical and petrochemical industries; and RPM Engineering, Inc./Barnard and Burk Industries, a full service multi-discipline engineering company located in Baton Rouge, Louisiana with more than a 50 year history of providing quality engineering services. Petrocon has offices in Houston and Beaumont, Texas and Baton Rouge and Lake Charles, Louisiana. Petrocon's CEO, Mike Burrow, has completed 18 acquisitions of engineering services companies during his career. Further information about the company is available at http://www.petrocon.com.

Safe Harbor for Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the safe harbor provisions of the federal securities laws. They should be read in conjunction with the "Forward-Looking Statements Cautionary Factors" in IDS' Form 10-KSB, Part 1 and subsequent SEC filings that discuss important factors that could cause IDS' results to differ materially from those anticipated in such statements.

     5.   August 1, 2001 Press Release
          ----------------------------

           IDS SIGNS MERGER AGREEMENT WITH PETROCON ENGINEERING, INC.

(Houston, August 1, 2001) -- Industrial Data Systems Corporation (AMEX: IDS) today announced that it has signed a definitive merger agreement with Petrocon Engineering, Inc. ("PEI"), a privately-held, full service, international engineering and control systems firm with 2000 revenues of approximately $68 million. The two companies previously announced, on April 3, 2001, the signing of a Letter of Intent relating to their proposed merger. It is expected that this transaction will close during the fourth quarter of 2001, subject to regulatory approvals, shareholder approvals and satisfaction of other closing requirements as stipulated in the merger agreement.

William A. Coskey, Chairman and CEO of IDS, commented, "The mission will now be to realize the many strategic benefits made possible by combining our two companies. I look forward to working with associates from both IDS and PEI to create a unified company in which we can all take pride. On a pro forma basis with Petrocon, our 2002 revenues may approach the $100 million level. As a public company, we should now have a focused, growth story to share with customers, stockholders and the investment community."

Also commenting on the merger, Mike Burrow, Chairman, President and CEO of Petrocon stated, "PEI and IDS have already started working together on prospective projects with clients who need our combined capabilities. I am enthused about the prospects for growing together with IDS to attract more customers who see the strategic advantages of dealing with a firm which covers a larger segment of the energy business."

The transaction will be effected as a stock for stock exchange, with PEI surviving as an indirect wholly owned subsidiary of IDS. Under the terms of the merger agreement, IDS will issue 9.8 million shares of its common stock in return for 100% of PEI shares. In addition, a significant PEI creditor has agreed to convert approximately $9 million of PEI debt into 2.5 million shares of newly issued IDS Series A Convertible Preferred Stock (convertible into approximately 1,050,000 shares of IDS Common Stock), in addition to receiving cash and a promissory note. The Boards of Directors of both companies have unanimously approved the transaction, which is expected to be presented for IDS and PEI shareholder approval early in the fourth quarter of this year.

Industrial Data Systems Corporation plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and IDS and Petrocon plan to mail their stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and Proxy Statement/Prospectus will contain important information about Industrial Data Systems Corporation and Petrocon Engineering, Inc., the transaction and related matters. Investors and security holders are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Industrial Data Systems Corporation through the web site maintained by the SEC at http://www.sec.gov. Furthermore, investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus from IDS by contacting IDS Investor Relations at
(281) 821-3200, extension 215.

Industrial Data Systems Corporation and Petrocon Engineering, Inc., and their respective directors, officers and certain members of their management and employees may be soliciting proxies from Industrial Data Systems Corporation or Petrocon Engineering, Inc.'s stockholders in connection with the transaction. A description of any interests that Industrial Data Systems Corporation and Petrocon Engineering, Inc.'s directors and executive officers have in the transaction and their security holdings will be available in the Registration Statement and the Proxy Statement/Prospectus.

About Petrocon Engineering, Inc.

Petrocon provides a broad range of services to the refining, chemical, petrochemical, exploration, production, co-generation, manufacturing, process control and advanced automation sectors. Petrocon subsidiaries include: Petrocon Construction Resources, Inc., which focuses on field inspection services, process plant operations and construction management; Petrocon Systems, Inc., which is a full service control systems integration and advanced automation technology company; Triangle Engineers and Constructors, Inc., which provides engineering, design and construction services to refining, chemical and petrochemical industries; and RPM Engineering, Inc./Barnard and Burk Industries, a full service multi-discipline engineering company located in Baton Rouge, Louisiana with more than a 50 year history of providing quality engineering services. Petrocon, with approximately 800 employees and 2000 revenues of $68 million, has offices in Houston and Beaumont, Texas and Baton Rouge and Lake Charles, Louisiana. Petrocon's CEO, Mike Burrow, has completed 18 acquisitions of engineering services companies during his career. Further information about the company is available at http://www.petrocon.com.

About Industrial Data Systems Corporation

Industrial Data Systems Corporation is a service provider and specialty manufacturer, which through its largest subsidiary, provides engineering and control system services for pipeline and production facilities. Based in
Houston, Texas, IDS has approximately 175 employees and 2000 revenues of $17 million. IDS provides consulting services to the pipeline and process industries for development, management and turnkey execution of engineering projects. Manufactured products include conditioned power systems and HVAC equipment. Further information about the company is available at http://www.idscorporation.com.

Safe Harbor for Forward-Looking Statements

Except for the historical information contained herein, this news release contains forward-looking statements, including, without limitation, statements containing the words, "believes," "anticipates," "expects" and words of similar import, other statements about Industrial Data Systems Corporation and Petrocon Engineering, Inc.'s managements' future expectations, beliefs, goals, plans and prospects, and statements regarding the likelihood and timing of the closing of the merger, the expected benefits and synergies of the merger, the ability of the combined company to successfully provide products and services after the merger, and the future growth of the markets served by the companies. Such forward-looking statements have known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Industrial Data Systems Corporation, Petrocon Engineering, Inc, the combined company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: risks associated with difficulties in successfully integrating Industrial Data Systems Corporation and Petrocon Engineering, Inc.'s businesses and technologies; costs related to the merger; failure to obtain required director, stockholder or regulatory approvals of the merger; failure of the combined company to retain and hire key executives, technical personnel and other employees; difficulty of successfully managing a large organization; potential inability to maintain business relationships with clients and suppliers, rapid technological changes; competition in the consulting engineering industry; consolidation and cost pressures in the industry, and other risk factors. Reference is hereby made to cautionary statements set forth in the Company's Form 10-KSB for the year ended December 31, 2000, Form 10-QSB for the quarters ended March 31, 2001, June 30, 2000 and September 30, 2000, current Forms 8-K, and other SEC filings. The forward-looking statements contained in this news release are made as of the date hereof and Industrial Data Systems Corporation and Petrocon Engineering, Inc. do not assume any obligation to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

     6.   Press Release - August 14, 2001
          -------------------------------

                     IDS ANNOUNCES FINANCIAL RESULTS SHOWING
                  55% REVENUE GROWTH AND IMPROVED PROFITABILITY

HOUSTON, August 14, 2001/PRNewswire/ -- Industrial Data Systems Corporation (Amex: IDS) today announced its financial results for the three month and six month periods ended June 30, 2001. Highlights include revenue growth of 54.6% for the second quarter of 2001 when compared with the same quarter of the prior year. A comparison of the first half of 2001 versus 2000 shows an even greater revenue increase of 65.1%. Also recorded was a substantial improvement in profitability with pretax net income exceeding 9% as a percentage of revenue for each of the 2001 periods being reported. For the six months year to date, IDS' net income is approximately 5 cents per share, compared to a break-even performance in 2000. A Form 10-QSB has been submitted to the Securities and Exchange Commission reflecting these results.

"We at IDS are proud to report another quarter of solid operating results," stated William A. Coskey, Chairman and CEO. "As previously announced, we have signed a definitive merger agreement with Petrocon Engineering, Inc., a company with 2000 revenues of approximately $68M. We expect to have an S-4 Registration Statement relating to this transaction filed with the SEC within the next two weeks with an anticipated closing sometime during the fourth quarter."

The Company reports that for the second quarter ended June 30, 2001, net sales rose 54.6% to $5.1 million from $3.3 million in the comparable period of the previous year. Operating income was $501 thousand, up from a loss of $221 thousand in the second quarter of 2000. Net income after tax for the second quarter 2001 was $292 thousand, or 2.3 cents per share on a basic and diluted basis, compared with a net loss of $154 thousand, or (1.2) cents per share, in the same period 2000. Revenue from the Engineering segment of the Company comprised 64.7% of the Company's revenues for the quarter.

For the first half of fiscal year 2001 ended June 30, 2001, net sales rose 65.1% to $11.1 million from $6.7 million in the comparable period of the previous year. Operating income was $1.0 million, up 7,734% from $13 thousand in the first half of 2000. Net income after tax for the first half of 2001 increased from $7 thousand to $624 thousand, a gain of 8,975%. Earnings per share on a basic and diluted basis increased to 4.9 cents per share from 0.1 cents per share in the same period 2000. The following are selected summaries of the unaudited results of operations as reported for the periods shown:



                                             Comparative Analysis
                                             --------------------

                                                 Three months ended June 30,        Six months ended June 30,
                                                 ---------------------------        -------------------------
                                                   2001                2000           2001               2000
                                                   ----                ----           ----               ----
Net Sales                                     $  5,149,490         $  3,331,742  $  11,103,396     $  6,723,953

Net Income Before Tax                         $    497,783         $   (225,092) $   1,034,502     $      6,953

Net Income After Tax                          $    292,783         $   (153,838) $     631,002     $      6,953

Net Income Per Common Share
     (Basic and Diluted)                             0.023               (0.012)         0.049            0.001




About Industrial Data Systems Corporation

Industrial Data Systems Corporation is a service provider and specialty manufacturer. IDS provides consulting services to the pipeline and process industries for development, management and turnkey execution of engineering projects. Manufactured products include conditioned power systems and HVAC equipment. Further information about the company is available at http://www.idscorporation.com.

Safe Harbor for Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the safe harbor provisions of the federal securities laws. They should be read in conjunction with the "Forward-Looking Statements Cautionary Factors" in IDS' Form 10-KSB, Part 1 that discusses important factors that could cause IDS' results to differ materially from those anticipated in such statements.